June 3, 2026

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 1005, 1006, 1007, No. 122 Huangpu Avenue West
Tianhe District, Guangzhou, Guangdong Province
People   s Republic of China

        Re: Youxin Technology Ltd
            Registration Statement on Form F-3
            Filed May 22, 2026
            File No. 333-296161
Dear Shaozhang Lin:
     We have conducted a limited review of your registration statement and have the following comments.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Cover Page

1. Please reconcile your cover page disclosure that you "do not, and currently have no plans to conduct operations in Hong Kong" with your disclosure on page 5 that your subsidiary, Youxin Cloud (HK) Limited, "was incorporated on December 13, 2022, under the laws of Hong Kong."

About this Prospectus, page ii

2.     Your definition of China or the PRC appears to exclude Hong Kong and
Macau for
       purposes of describing the PRC rules, laws, regulations and regulatory authority or other legal, tax or finance matters. Please revise to remove the exclusion of Hong Kong and
       Macau from such definition. Clarify that all the legal and operational risks associated with
       having operations in the People   s Republic of China (PRC) also apply
to operations in
       Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks
 June 3, 2026
Page 2
       related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Selling Shareholder, page 66

3. Please identify each of the natural persons who exercise voting and dispositive power over the class A ordinary shares held by entities. For guidance, please refer to Regulation S-K
       Corporation Finance Interpretation 140.02.

General

4. You state that you entered into a definitive share acquisition agreement with certain shareholders of YATOP Group Limited on April 21, 2026. Please update the filing to indicate when the transaction closed and when the shares were issued to the selling shareholders. Please file the share acquisition agreement as exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
       Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Anthony Basch